Mail Room 4561

December 15, 2009

Michael D. Murphy
Chief Executive Officer
Fairway Properties, Inc.
1614 15th Street
Denver, CO 80202

> **Re:** **Fairway Properties, Inc.**
> **Registration Statement on Form 10**
> **Filed November 18, 2009**
> **File No. 000-53835**

Dear Mr. Murphy:

We have reviewed the above-referenced Form 10 registration statement of Fairway Properties, Inc. and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13(a) of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Item 1. Business

General, page 2

2.   You disclose that your business revenues depend on your website functionality to
        reach your customer base and that, although your website is operational, you are
        currently in the beta development stage of testing your website. Please expand
        your discussion of the current status of your website, including how long you
        anticipate beta testing will last, to help investors better understand your business
        operations. Refer to Item 101(h)(4)(i) of Regulation S-K.

Company Overview, page 3

3.   You state that based on your current cash reserves of $40,000, you have an
        operational budget of nearly two years, as most of your operational costs are
        "nominal," yet elsewhere in your filing, you state that you will need substantial
        additional capital to support your proposed future website operations. Refer to
        page 14 of your filing. Please clarify your current liquidity position and disclose
        in your overview that your auditors have noted that there is substantial doubt
        about your ability to continue as a going concern.

4.   Further, you state that you expect your monthly sales will cover your monthly
        operational costs sometime during late 2010, which will enable you to continue
        forward without raising money through additional offering of shares. Provide
        additional support for your statement that you expect your monthly sales to cover
        your monthly operational costs sometime during late 2010. In this regard, we
        note the disclosures indicating that you are obligated to pay Niche Properties, Inc.
        a guaranteed minimum royalty of $10,000 per year. To the extent your filing
        continues to include statements that predict accomplishments in the future,
        expand to provide meaningful discussions of the events or circumstances that may
        prevent the accomplishment of these objectives.

Services Competitive Advantage, page 7

5.   Please provide us with supporting material for your statement: "It is agreed
        vertical search isn't a passing internet trend, but a segment of the search market
        with a large growth potential."

Competition, Markets, Regulation and Taxation, page 10

6.   Your disclosures indicate that three of the four competitors you identify do not
        charge for their listing services. Expand your disclosure to discuss more fully
        your anticipated methods of competition, specifically addressing how you plan to

distinguish yourself from these competitors and why you think that your targeted audience will pay to list on your site. See Item 101(h)(4)(iv) of Regulation S-K.

7.   Please define your reference to "a B2C2C solution" on page 11 of your filing.

Owners, page 12

8.   We note that you have provided market analysis regarding potential customers. Please provide us with supporting material for the figures obtained and used in your chart.

In Furtherance of Our Business Model, page 13

9.   You state that you will discuss each element in your plan of operations in terms of time and cost. However, while you have listed each element, you have not included the corresponding projected time to completion or anticipated costs. Please revise accordingly.

Plan of Operations, page 14

10.   We note your disclosures on page 14 regarding the funds you intend to disburse during the next year. Tell us why you have not included the minimum royalty payments due to Niche Properties of $10,000 per year in this table or revise accordingly. Similar revisions should be made to your risk factor disclosures on page 21, as necessary.

Item 1A. Risk Factors, page 15

General

11.   Your references to an offering in several of your risk factors appear to be inappropriate. Please advise or revise accordingly. We note the following as examples of references that should be revised:

- "Our securities, as offered hereby, are highly speculative…," page 15;
- "Once we receive the proceeds from this offering…," page 17;
- "Any person or entity contemplating an investment in the securities offered hereby…," page 18;
- "There may be substantial dilution to our shareholders purchasing in this [o]ffering," page 23;
- "The price of our common stock that will prevail in the market after this offering…," page 24; and
- "Assuming all the shares of common stock we are offering under this Registration Statement…," page 25.

"Because our directors and officers lack experience…," page 20

12.   This risk factor suggests that your business may fail due to the fact that your officers and directors lack experience in operating internet-based real estate marketing services. However, you state elsewhere in the filing that certain of your officers and directors also own and operate Niche Properties, which you assert has monetized two similar life-style-based real estate websites. Please revise as appropriate to reconcile these seemingly-inconsistent disclosures; or advise.

Item 2. Financial Information, page 26

13.   Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

14.   Consider including a heading entitled, "Management's Discussion and Analysis" to alert investors to the discussion by management of the company's financial condition. Further, consider including an overview of management's discussion and analysis of financial condition and results of operations to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters that may impact your financial condition and operating results. As examples of such themes and matters, we note the risk factors relating to the severe real estate downturn and poor general economic conditions on page 15 and that you will need additional financing for which you have no commitments on page 16. For guidance see Section III.A of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

15.   Please expand your disclosure to discuss the additional expenses you will incur upon becoming a public company in addition to any other material planned capital expenditures that may result from a known demand or trend. For guidance, see Section III.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Liquidity, page 27

16.   You state elsewhere in your registration statement that you are required to pay Niche Properties, Inc. a minimum royalty payment of $10,000 per year pursuant to your Technology License Agreement. Tell us what consideration you have given to including disclosure about this obligation in your liquidity discussion. In

this regard, we refer you to Item 303(a)(1) of Regulation S-K, which calls for disclosure of known commitments or events that will or are reasonably likely to result in decreasing your liquidity position in any material way.

Short Term, page 28

17.   You disclose that on a short-term basis, you do not have any revenues "sufficient to cover operations." Please revise to discuss specifically how you plan to finance your operations for the next 12 months. State clearly whether your currently available and contractually committed capital resources are sufficient to fund planned operations for a period of not less than 12 months. If the currently available and contractually committed capital resources are not sufficient to fund planned operations for that 12-month period, state the deficiency in quantitative terms. In addition, ensure that your disclosure in "Liquidity" is consistent with related disclosures elsewhere in the filing, for example, the discussions on pages 3 and 14 relating to the company's cash reserves and anticipated costs of operations.

18.   You refer several times on pages 28 and 29 to "exploration" by the company. As one example, you state on the top of page 29 that you may need substantial capital "for participation, investigation, exploration, acquisition and working capital." These references to exploration and related activities appear unrelated to the company's planned business activities, as disclosed elsewhere in your filing. Please revise as appropriate; or advise.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29

19.   Please revise the header in your table of beneficial ownership on page 30 that refers to the "pre-offering" percent of class so that it conforms to the table called for by Item 403(a) of Regulation S-K.

20.   Your beneficial ownership table indicates that 600,000 shares of your common stock held by Niche Technologies, Inc. are beneficially owned by Messrs. Robert, Michael, Sean and Darren Murphy, and that 200,000 shares of your common stock held by Kestrel Holdings, Inc., are beneficially owned by Mr. Edward Sigmund. However, you do not appear to have included these 800,000 shares in calculating the total number of shares beneficially owned by your directors and executive officers as a group, or the percentage of your common stock so owned. Please revise as appropriate, or advise. See Item 403(b) of Regulation S-K. In addition, ensure that your risk factor disclosure regarding the controlling ownership interest held by management, for example the risk factor at the top of page 22, is materially complete, accurate and consistent with your beneficial ownership disclosure.

Item 5. Directors and Executive Officers

Biographical Information, page 32

21.   Please ensure that your disclosure briefly describes the business experience during
        the past five years of each director and executive officer as required by Item
        401(e) of Regulation S-K. Include the names of the business or organization,
        along with respective dates of employment, for each director and executive
        officer. In this regard, we note disclosures on page 17, where you state that your
        directors and officers are, or may become, in their individual capacities, officers,
        directors, controlling shareholder and/or partners of other entities engaged in a
        variety of businesses, and on page 36, where you state that all of your officers
        and/or directors will continue to be active in other companies. We note further
        from your disclosures on page 4 that Messrs. Michael, Robert, Sean and Darren
        Murphy are currently owners and operators of Niche Properties.

Conflicts of Interest – General, page 33

22.   You state that your directors and officers are or may become officers, directors,
        controlling shareholders or partners of other entities engaged in a variety of
        businesses, and you indicate that conflicts of interest relating to the company may
        arise from the multiple affiliations of your officers and directors. Please
        specifically identify in the Conflicts of Interest section any such existing and
        potential conflicts of interest relating to the company.

Item 6. Executive Compensation

Director Compensation, page 36

23.   We note that your directors received stock awards for services performed during
        the period of September 10, 2007 through December 31, 2008, and the paragraph
        preceding the director compensation table indicates that the table discloses the
        compensation paid to your directors for their services as directors. However, on
        page 37, you state that directors receive no compensation for serving as directors.
        Please clarify these seemingly conflicting disclosures.

Item 7. Certain Relationships and Related Transactions, page 38

24.   Please identify the promoters of Fairway Properties and provide the disclosure
        called for by Item 404(b)(1) of Regulation S-K; or tell us why no such disclosure
        is required. Please see the definition of promoter in Rule 405 of Regulation C.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Holders, page 40

25.   You state that as of the date of this registration statement, your "selling shareholders hold 1,404,000 [s]hares, all of which may be sold pursuant to this Registration Statement." Please revise to remove the suggestion that you are registering an offering of securities; or advise.

Item 10. Recent Sales of Unregistered Securities, page 41

26.   We note that you have 1,404,000 common shares outstanding, yet your disclosures of recent sales of unregistered securities only accounts for 1,376,250 shares. Please advise; or revise your table of recent sales of unregistered securities to include disclosure regarding the remaining shares outstanding. Include the corresponding dates, names, and exemptions relied upon for each transaction.

Item 13. Financial Statements and Supplementary Data

Statement of Operations, page F-4

27.   We note that on October 26, 2007, you entered into a Technology License Agreement with Niche Properties that includes a guaranteed minimum royalty of $10,000 per calendar year payable to Niche. Please clarify whether your statements of operations for fiscal 2007 and 2008 reflect these payments. If not, please explain why and revise your disclosures and/or financial statements accordingly. In addition, tell us when (or if) you intend to record this charge in fiscal 2009. If you believe these payments are not currently due, then please cite the specific terms of the Agreement that allow for deferral of such payments.

Note 3. Stockholders' Equity, page F-9

28.   We note that during fiscal 2008 you issued 11,448 shares to your directors, which you valued at $.001 per share or $11.00. Please tell us how you determined the value of such shares. In this regard, specifically address how you considered the sales of common stock throughout fiscal 2008 at $0.25 per share in determining the value of the shares issued to directors at or around the same time.

Signatures, page 47

29.   Please revise your signature page to conform to the requirements of the Signatures portion of Form 10 pursuant to the Securities Exchange Act of 1934.

Exhibit 10.1

30.   We note that the version of the Technology License Agreement between the company and Niche Properties filed as Exhibit 10.1 is not executed. Please file the fully-executed version of this agreement pursuant to Item 601(b)(10) of Regulation S-K.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3483.

Sincerely,

Katherine Wray
Attorney Adviser